                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                      -------------------------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One:)
[x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (no fee required)

         For the fiscal year ended December 31, 1998

                                       OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

         For the transition period from              to
                                        ------------    ------------

                       Commission file number: 000-21326
                                               ---------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            Anika Therapeutics, Inc.
                     Employees' Savings and Retirement Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Anika Therapeutics, Inc.
                             236 West Cummings Park
                                Woburn, MA 01801
                                 (781) 932-6616

ITEMS 1 AND 2.  FINANCIAL STATEMENTS


                                                                                        PAGE NUMBER
                                                                                        IN THIS REPORT
                                                                                        --------------

Statements of Financial Position--December 31, 1998 and 1997                                F-1

Statements of Income and Changes in Members' Equity--For the year ended
December 31, 1998 and 1997                                                               F-2

Note to Financial Statements.                                                               F-3


                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                         Anika Therapeutics, Inc.
                                         Employees' Savings and Retirement Plan
                                         (NAME OF PLAN)

                                         By: /s/ S. Moran
                                             -----------------------------------
                                             (S. Moran, Trustee)

Dated: May 11, 1999


                            ANIKA THERAPEUTICS, INC.
                       EMPLOYEE SAVINGS & RETIREMENT PLAN

                        STATEMENTS OF FINANCIAL POSITION
                           December 31, 1998 and 1997


                                                                                 1998                1997
                                                                             ----------          ----------
                Assets:
                  Investment in Anika Therapeutics, Inc.
                    common stock, at market value--68,942 and 102,698
                    shares, respectively.                                    $  370,565          $  956,378

                  Baron Asset Fund                                              135,108                  --
                  Invesco Industrial Income Fund                                 57,660              15,501
                  Founders Balanced Fund                                         26,845              44,068
                  GAM International Fund                                         89,675              60,511
                  Janus Fund                                                    177,102             120,799
                  N&B Guardian Fund                                             250,975             124,362
                  PBHG Growth                                                        --              43,462
                  Strong Short-term Bond Fund                                    37,279              48,379
                  AMCENT: 20th Ultra Fund                                        74,919              56,626
                  Schwab S&P 500-E.Shares                                        95,255              50,032
                  Schwab Retirement Money Market                                 85,703             179,848
                  Loans receivable                                               79,444              57,939
                  Contributions receivable                                        9,973                  --
                                                                             ----------          ----------
                Total Assets:                                                $1,490,503          $1,757,904
                                                                             ----------          ----------
                                                                             ----------          ----------
                Liabilities and members' equity:
                  Members' equity                                            $1,490,503          $1,757,904
                                                                             ----------          ----------
                Total liabilities and members' equity                        $1,490,503          $1,757,904
                                                                             ----------          ----------
                                                                             ----------          ----------


                        See Note to Financial Statements.

                            Anika Therapeutics, Inc.
                      Employee's Savings & Retirement Plan

                  Statements of Income and Changes in Members'
              Equity For the years ended December 31, 1998 and 1997


Interest & dividends                                                            $   75,457       $   70,934

Contributions by:
   Employees                                                                       340,627          239,243
   Rollover contributions                                                           34,635               --
                                                                                ----------       ----------
Total contributions                                                                375,262          239,243
                                                                                ----------       ----------
      Total additions                                                              450,719          310,177
                                                                                ----------       ----------

Less:
   Distributions from former participants                                          477,542          338,823
                                                                                ----------       ----------
      Total deductions                                                             477,542          338,823
                                                                                ----------       ----------

   Net increase(decrease) before realized and unrealized gains and losses          (26,823)         (28,646)
                                                                                ----------       ----------
   Net realized investment gains and losses                                       (240,578)         552,796
                                                                                ----------       ----------
      Net increase in members equity                                              (267,401)         524,150
Members' equity, beginning of the year                                           1,757,904        1,233,754
                                                                                ----------       ----------
Members' equity, end of the year                                                $1,490,503       $1,757,904
                                                                                ----------       ----------
                                                                                ----------       ----------


                        See Note to Financial Statements.

                            Anika Therapeutics, Inc.
                      Employee's Savings & Retirement Plan

                          Note to Financial Statements

Note 1

Organization, operations and significant accounting policies:

The Plan became effective May 1993 and is a qualified plan under the Internal Revenue Code.

Operations of the Plan are funded through contributions received from participating employees of Anika Therapeutics, Inc. Participation in the Plan is voluntary.

The assets of the Plan are recorded at market value, measured by the closing price of the Securities.

Dividends received by the Plan are reinvested for the benefit of the participants.

The Plan provides for 100% vesting in Company contributions upon the completion of five years of service. The nonvested portion of a participant's account at the time of termination is used to offset future contributions by the employer.